EXHIBIT 77 to Neuberger Berman Equity
Funds Form N-SAR 02/28/18

File Number: 811-00582
CIK Number: 000044402

Sub-Item 77I: Terms of New or Amended
Securities

      The following conversion rights were
revised or added for each series of the Neuberger
Berman Equity Funds:
      If consistent with your investment
provider's policy and/or investment program, Class
A and Class C shares of a Fund that have been purchased by an investment provider on behalf of clients may be converted into Institutional Class shares of the same Fund provided any then-applicable eligibility requirements for investment in Institutional Class shares of the Fund are satisfied.
      Class C shares that are no longer subject to a CDSC will be converted into Class A shares of the same Fund at the request of an investment provider after a holding period determined by the investment provider to be consistent with its program.
      When an investor's account is transferred to an investment provider that does not offer the Class the investor held with their prior investment provider, at the request of the investment provider, shares of one Class of a fund may be converted to shares of another Class in the same Fund provided that: (1) the investor qualifies for the new Class, and (2) if the new Class has a higher expense ratio, the investment provider demonstrates that the investor consented in writing, which shall serve as prior notice of the change, to the conversion.






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April 20, 2018